WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

July 14, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Taylor Beech

Re:	WEBUY GLOBAL LTD
Post-Effective Amendment No. 1 to Registration Statement on Form F-1
Filed July 1, 2025
File No. 333-288310

Dear Mr. Nalbantian,

This letter is being submitted in response to the letter dated July 11, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed on July 1, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (“POS AM No.2”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the POS AM No.2.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in POS AM No.2. Capitalized terms used but not otherwise defined herein have the meanings set forth in the POS AM No.2.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Plan of Distribution, page 43

1.	We note that this is a best efforts offering and your disclosure in this section that you “intend to complete a closing of this offering but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing.” As this language suggests that the securities being registered are to be offered on a continuous basis, please check the Rule 415 box on the registration statement cover page and include Item 512(a) of Regulation S-K undertakings. Refer to Item 9. Undertakings. of Form F-1. Alternatively, please amend your disclosure or provide your analysis to how this would not constitute a continuous offering.

RESPONSE: In response to the Staff’s comment, we checked the Rule 415 box on the cover page of the registration statement and included the undertakings required under Item 512(a) of Regulation S-K in the POS AM No.2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq, or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal, or yly@orllp.legal.

Very truly yours,

/s/ Bin Xue
Name:	Bin Xue
Title:	Chief Executive Officer